UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HD Supply Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

40416M 105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)
___________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

CUSIP No. 40416M 105
1	Name of reporting persons. THD Holdings, LLC (*)
2	Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. None
	6	Shared voting power. 16,250,000
	7	Sole dispositive power. None
	8	Shared dispositive power. 16,250,000
9	Aggregate amount beneficially owned by each reporting person. 16,250,000(**)
10	Check box if the aggregate amount in row (9) excludes certain shares. ☐ (see instructions).
11	Percent of class represented by amount in row (9). 8.5%
12	Type of reporting person. CO

(*)
These shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

(**)
Does not include any shares of common stock owned by other parties to the Second Amended and Restated Stockholders Agreement of HD Supply Holdings, Inc. dated September 21, 2007, as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013. The reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 40416M 105
1	Name of reporting persons. The Home Depot, Inc. (*)
2	Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. None
	6	Shared voting power. 16,250,000
	7	Sole dispositive power. None
	8	Shared dispositive power. 16,250,000
9	Aggregate amount beneficially owned by each reporting person. 16,250,000(**)
10	Check box if the aggregate amount in row (9) excludes certain shares. ☐ (see instructions).
11	Percent of class represented by amount in row (9). 8.5%
12	Type of reporting person. CO

(*)
The shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

(**)
Does not include any shares of common stock owned by other parties to the Second Amended and Restated Stockholders Agreement of HD Supply Holdings, Inc. dated September 21, 2007, as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013. The reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 40416M 105

Item 1(a). Name of Issuer:
HD Supply Holdings, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:
3100 Cumberland Boulevard, Suite 1480, Atlanta, GA 30339

Item 2(a).    Name of Person Filing:
THD Holdings, LLC and The Home Depot, Inc. (together the “reporting persons”)

Item 2(b).    Address or Principal Business Office, or, if none, Residence:
2455 Paces Ferry Road N.W., Atlanta, GA 30339 (for both reporting persons)

Item 2(c).    Citizenship:
Delaware (for both reporting persons)

Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e)    CUSIP No.:
40416M 105

Item 3.
Not applicable

Item 4.     Ownership.

(a)    Amount beneficially owned:
The reporting persons beneficially own 16,250,000 shares of common stock.

(b)    Percent of class:
8.5%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:
None

(ii)    Shared power to vote or to direct the vote:
16,250,000

(iii)    Sole power to dispose or direct the disposition of:
None

(iv)    Shared power to dispose or to direct the disposition of:
16,250,000

The shares are owned of record by THD Holdings, LLC, which is a wholly-owned subsidiary of The Home Depot, Inc. The Home Depot, Inc. shares voting and investment power with regard to the shares held by THD Holdings, LLC.

CUSIP No. 40416M 105

Item 5.     Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Only THD Holdings, LLC has the right to receive dividends and the proceeds from the sale of the common stock held by THD Holdings, LLC.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.     Identification and Classification of Members of the Group.
THD Holdings, LLC, is a party to the Second Amended and Restated Stockholders Agreement, dated as of September 21, 2007 (as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013, the “Stockholders Agreement”), among HD Supply Holdings, Inc. (formerly known as HDS Investment Holding, Inc.) (“HD Supply”), Clayton Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners V, L.P., Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Bain Capital Integral Investors 2006, LLC, THD Holdings, LLC and the other stockholders party thereto filed by the HD Supply with the SEC as Exhibit 4.21 to the Form S-1/A filed on June 13, 2013, Exhibit 4.19 to the Form 10-Q filed on September 20, 2013 and Exhibit 10.1 to the Form 8-K filed on November 14, 2013. The Stockholders Agreement requires the parties thereto to vote their shares of the common stock of HD Supply (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement.
The stock ownership reported for THD Holdings, LLC does not include any shares owned by other parties to the Stockholders Agreement. THD Holdings, LLC disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement. The aggregate number of shares of Common Stock beneficially owned collectively by the parties to the Stockholders Agreement, based on available information, is approximately 125,690,622, which represents approximately 65.4% of the outstanding Common Stock.

Item 9.     Notice of Dissolution of Group.
Not applicable

Item 10.     Certifications.
Not applicable

Exhibits

1    Joint Filing Agreement, dated February 14, 2014, between the reporting persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014
THD Holdings, LLC

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Vice President and Secretary

The Home Depot, Inc.

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Executive Vice President, General Counsel and Corporate Secretary

Exhibit 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2014, with respect to the shares of HD Supply Holdings, Inc., Common Stock, par value of $0.01, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 14th day of February, 2014.

THD Holdings, LLC

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Vice President and Secretary

The Home Depot, Inc.

By: /s/ Teresa Wynn Roseborough
Name: Teresa Wynn Roseborough
Title: Executive Vice President, General Counsel and Corporate Secretary